UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of ☐ Form 20-F or ☐ Form 40-F. ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Disposition of Assets

On October 3, 2006, China Natural Resources, Inc. (the “Company”) consummated the sale of all of its right, title and interest in and to the capital stock of Hainan Cihui Industrial Co. Ltd. (“HARC”) to Allied Clear Investments Limited, an unaffiliated British Virgin Islands corporation (“Allied”).

The purchase price paid by Allied for the capital stock of HARC is RMB30,900,000 (US$3,862,000* and approximately HK$30,000,000, as reported in Form 6-K filed on July 11, 2006). The purchase price was paid in cash, at the closing.

HARC was a wholly owned subsidiary of the Company whose primary asset is 38,910,192 restricted shares of Hainan Sundiro Motorcycle Co. Ltd., a PRC corporation whose unrestricted shares are listed on the Shenzhen Stock Exchange, PRC. The Company realized a gain of approximately RMB7,760,000 (US$970,000)* on the sale of its interest in HARC.

* Translations from RMB to US$ are based upon the exchange rate on October 3, 2006.

Other Information

On July 31, 2006, the Company consummated the sale of all of the issued and outstanding capital stock of iSense Limited, which, prior to the disposition, had been a wholly owned subsidiary of the Company engaged in providing advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

The shares of iSense were purchased by its director and former owner for a purchase price of RMB2,060,000 (US$257,000)*. The purchase price was paid in cash, at the July 31, 2006 closing of the transaction. The Company originally acquired the shares of iSense in March 2000 for a purchase price of RMB5,793,000 (US$724,000)*. The Company realized a gain of approximately RMB1,058,000 (US$132,000)* on the sale of its interest in iSense. iSense was not deemed to be a significant subsidiary of the Company and the financial impact of the disposition is not, in and of itself, deemed material to the Company.

* Translations from RMB to US$ are based upon the exchange rate on October 3, 2006.

Pro-Forma Financial Information

Attached to this Report on Form 6-K is pro-forma financial information of the Company as of December 31, 2005 and for the year ended December 31, 2005, giving effect to the Company’s disposition of its interests in HARC and iSense, based upon the exchange rate on December 31, 2005.

Exhibits

Exhibit No.	Description

10.1	Sale and Purchase Agreement dated July 5, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on July 11, 2006)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie
Chief Executive Officer

Date: October 3, 2006

CHINA NATURAL RESOURCES, INC.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

On July 31, 2006, China Natural Resources, Inc. (the “Company”) consummated the sale of all the issued and outstanding capital stock of iSense Limited (“iSense”), a wholly-owned Hong Kong Corporation acquired by the Company in 2003. The stock was sold to the former owner and a current director of iSense for RMB2,080,000 (US$258,000) (based upon the exchange rate on December 31, 2005). On October 3, 2006, the Company consummated the sale of its complete ownership interest in the capital stock of Hainan Cihui Industrial Company Limited (“HARC”) to Allied Clear Investments Limited, an unaffiliated British Virgin Islands (“BVI”) corporation for RMB31,200,000 (US$3,866,000) (based upon the exchange rate on December 31, 2005).

The pro forma consolidated statement of operations for the year ended December 31, 2005 is based on the historical financial statements of the Company and has been prepared assuming the sale of HARC and iSense was completed on January 1, 2005. The pro forma consolidated balance sheet as of December 31, 2005 assumes the sale of HARC and iSense was completed on December 31, 2005. The unaudited pro forma financial statement information is presented for informational purposes only. The pro forma balance sheet and statement of operations do not purport to represent what the Company’s actual financial position or results of operations would have been had the sale of HARC and iSense occurred as of such dates, or to project the Company’s financial position or results of operations for any period or date, nor does it give effect to any matters other than those described in the notes thereto. The unaudited pro forma financial information should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2005 filed on Form 20-F on June 12, 2006 and to the Company’s Form 6-K filed on June 19, 2006.

Certain assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma adjustments are based on preliminary estimates and certain assumptions that the Company believes are reasonable under the circumstances.

The functional currency of all the operations of the Company is the Renminbi (“RMB”), the national currency of the People’s Republic of China. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People’s Bank of China on December 31, 2005 of US$1.00 = RMB8.07. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005 or at any other date.

CHINA NATURAL RESOURCES, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

DECEMBER 31, 2005

(Amounts in thousands)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma
	RMB	RMB		RMB	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,297	(257)	a	34,320	4,253
		33,280	b
Trading securities	4,257			4,257	528
Trade receivables	617	(617)	a	—	—
Other receivables, deposits and prepayments	123	(123)	a	—	—
TOTAL CURRENT ASSETS	6,294			38,577	4,781
INVESTMENTS	24,700	(24,700)	a	—	—
GOODWILL	830	(830)	a	—	—
PROPERTY AND EQUIPMENT, NET	890	(453)	a	437	54
TOTAL ASSETS	32,714			39,014	4,835
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	432	(432)	a	—	—
Accrued liabilities and other payables	2,825	(1,913)	a	912	113
Current portion of capital lease	167	(14)	a	153	19
Amount due to related parties	122	(122)	a	—	—
Taxes payable	15	(15)	a	—	—
TOTAL CURRENT LIABILITIES	3,561			1,065	132
Capital lease, net of current portion	36	(36)	a	—	—
TOTAL LIABILITIES	3,597			1,065	132
SHAREHOLDERS’ EQUITY
Common shares	13			13	2
Additional paid in capital	186,622	28,028	c	214,650	26,598
(Accumulated deficit)/retained earnings	(185,833)	8,832	d	(177,001)	(21,933)
Reserves	28,028	(28,028)	c	—	—
Accumulated other comprehensive Income	287			287	36
TOTAL SHAREHOLDERS’ EQUITY	29,117			37,949	4,703
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,714			39,014	4,835

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Notes to Unaudited Proforma Balance Sheet as of December 31, 2005 (amounts in thousands):

(a)

To eliminate the assets and liabilities of HARC and iSense.

(b)

To record the consideration for the sale of HARC and iSense.

(c)

To eliminate reserves of HARC against additional paid in capital.

(d)

To record the gain on disposal of HARC and iSense.

CHINA NATURAL RESOURCES, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED DECEMBER 31, 2005

(Amounts in thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma
	RMB			RMB	US$

NET SALES	3,890	(3,890)	a	—	—

COST OF SALES	(3,322)	3,322	a	—	—

GROSS PROFIT	568			—	—

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(14,265)	8,147	a	(6,118)	(758)

LOSS FROM OPERATIONS	(13,697)			(6,118)	(758)

INTEREST INCOME	8			8	1

INTEREST EXPENSE	(13)	3		(10)	(1)

OTHER INCOME/(EXPENSE), NET	(132)	88	a	8,612	1,067
		8,832	b

(LOSS)/INCOME BEFORE INCOME TAXES	(13,834)			2,492	309

INCOME TAXES	(30)	30	a	—	—

NET (LOSS)/INCOME	(13,864)			2,492	309

WEIGHTED AVERAGE SHARES OUTSTANDING
- BASIC AND DILUTED	1,247,823			1,247,823	1,247,823

BASIC LOSS PER SHARE
- BASIC AND DILUTED	(11.11)			2.00	0.25

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Notes to Unaudited Proforma Statement of Operations for the year ended December 31, 2005:

(a)

To eliminate the operating results of HARC and iSense.

(b)

To record the gain on disposal of HARC and iSense.